UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Entry into Material Definitive Agreements

Private Placement

On July 25, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 7,874,015 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.001 per share (“Share”) and one warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.60 per Share, at a price of $0.254 per Unit (“Purchase Price”) for an aggregate purchase price of approximately $2 million (the “Offering”). The Purchase Price is determined based on the closing price of the Company’s American Depositary Shares (“ADS”) on July 25, 2025, divided by five, with each ADS representing five Class A ordinary shares. The net proceeds from such Offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.60 per Share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The closing of the Offering will be subject to the satisfaction of all of the closing conditions set forth in the SPA.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: July 29, 2025